Conseco Fund Group
                         11815 North Pennsylvania Street
                              Carmel, Indiana 46032


April 4, 2002


VIA EDGAR
---------

U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

    Re:   Conseco Fund Group - CIK No. 0001023658
          -- Conseco Small-Cap Growth Fund
          -- Conseco Large-Cap Value Fund
          1933 Act File No. 333-13185
          1940 Act File No. 811-07839
          Post-Effective Amendment No. 18 - Application for Withdrawal
          ------------------------------------------------------------

Ladies and Gentlemen:

     On behalf of Conseco Fund Group (the "Registrant"), I hereby request, pursuant to Rule 477 under the Securities Act of 1933, as amended, the withdrawal of Post-Effective Amendment No. 18 to the Registrant's registration statement on Form N-1A filed with the U.S. Securities and Exchange Commission on January 11, 2002. The Fund has determined not to proceed with the offering. No securities were sold in connection with the offering.

     If you have any questions regarding this matter, please contact Fatima Sulaiman, Esq. of Kirkpatrick & Lockhart LLP, counsel to the Fund, at (202) 778-9223.


                                  Sincerely,

                                  /s/ William P. Kovacs
                                  ---------------------

                                  William P. Kovacs
                                  Vice President and Secretary


cc:   Fatima Sulaiman, Esq.
      Kirkpatrick & Lockhart LLP

      Houghton R. Hallock, Jr.
      Securities and Exchange Commission
      Via Facsimile 202/628-9002